SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2010

List of Exhibits:

News Releases entitled

1.	“CASE MANUFACTURES ITS 250,000th SKID STEER”

2.	“Turkmenistan, CNH Validate Fruitful Partnership”

3.	“New Holland Construction Delivers Fleet of Heavy Equipment for Niger State Road Building Program”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 24, 2010

For Immediate Release

Contact:
Tom McLaughlin	Jane Cooper
262/636-7498	630/377-2555
thomas.mclaughlin@cnh.com	jcooper@cooperhong.com

CASE MANUFACTURES ITS 250,000th SKID STEER

WICHITA, Kan. (June 21, 2010) – Case Construction Equipment celebrated production of its 250,000th skid steer loader on June 17. Case has been among the world’s leading skid steer manufacturers since launching its skid steer line in 1969.

A special ceremony was held at the company’s global skid steer manufacturing facility in Wichita, Kan. Case presented the 250,000th skid steer to its new owner, Dino Folino of A. Folino Construction, a paving contractor from Oakmont, Penn. The milestone unit – a Case 430 Series 3 model – is Folino’s fourth Case skid steer in a fleet of equipment that includes a total of nine Case machines.

Case began producing skid steers in 1969 with the 1530 Uni-Loader model, and has been innovating ever since with Case-exclusive features like Ride Control and side lighting. Last year, the company marked its 40th anniversary of manufacturing skid steers with Case Rockin’ Block Parties (especially themed dealer open houses) at Case dealerships across North America.

“In 2000, we manufactured our 100,000th skid steer. Then, just 10 years later, we more than doubled our sales,” said Curtis Goettel, skid steer marketing manager. “Today’s achievement testifies that customers around the world prefer Case skid steers. With more than 75 attachments available, you’ll find Case skid steers digging, hauling, pushing and loading material on jobsites in more than 150 countries around the globe.”

(more)

Page 2 / Case Manufactures Its 250,000th Skid Steer

A. Folino Construction is a major paving contractor in the Pittsburgh area. The company was founded by Dino’s father, Anthony, in 1972 and operates a large equipment fleet, including Case wheel loaders, excavators, loader/backhoes and skid steers for a total of nine products, including the new skid steer.

“We’re honored to take delivery of this machine, and we appreciate the attention that comes with owning the 250,000th Case skid steer,” said Dino Folino. “We’ll put it to work right away, like all of our other Case equipment. We have Case skid steers on all of our crews – they’re versatile, dependable and the operators love them. We’ve been very pleased with all of our Case equipment, and with our Case dealer, Groff Tractor.”

The Case 400 Series 3 skid steer loader line includes eight models, ranging from 57 to 83 net hp (42 to 62 kW) and 1,500 to 3,000 lb (680 to 1361 kg) rated operating loads. Case skid steers offer superior power, operator comfort and serviceability.

For additional skid steer product specifications, customer testimonials, competitive comparisons, finance offers and more, please visit www.casece.com. For a Case skid steer demonstration, see your local Case dealer.

Case Construction Equipment sells and supports a full line of construction equipment around the world, including the No. 1 loader/backhoes, articulated trucks, excavators, telescopic handlers, motor graders, wheel loaders, vibratory compaction rollers, crawler dozers, skid steers, compact track loaders and rough-terrain forklifts. Through Case dealers, customers have access to a true professional partner—with world-class equipment and aftermarket support, industry-leading warranties and flexible financing. More information is available at www.casece.com. Case is a division of CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH can be found online at www.cnh.com.

# # #

Press Release

Turkmenistan, CNH Validate Fruitful Partnership

A meeting with the Turkmen Head of State consolidates CNH’s long-term cooperation with

Turkmenistan to modernize the country’s agricultural sector

LUGANO, Switzerland—(June 22, 2010)—Within the framework of the US-Turkmenistan business forum, Franco Fusignani, CNH International CEO, was received on June 16th by his Excellency Gurbanguly Berdimuhamedov, President of Turkmenistan, in Ashgabat, to discuss continued cooperation and future projects aimed at revitalizing the country’s agribusiness sector.

The meeting marked the mutual interest and long-term cooperation of the two parties and offered the opportunity to further highlight the company’s commitment to supporting the modernization of the country and the importance of training and service activities.

As reported by Turkmenistan’s State News Agency (TDH), the President of Turkmenistan recognized “the leadership of the largest [U.S.] company operating successfully in Turkmenistan for many years for its responsible approach to implementing the projects in the country and reaffirmed the readiness to continue fruitful partnership. […] President Gurbanguly Berdimuhamedov noted that Turkmenistan implemented the comprehensive agrarian reform program through studying best international practices and using state-of-the-art equipment. In this regard the development of fruitful contacts with the Case [New Holland] Company as one of the world’s leading agricultural equipment manufacturers was deemed quite promising.”

Mr. Fusignani reported on the progress of a number of ongoing joint projects and exchanged views with the President on prospects for further cooperation. Focusing on his company’s intention to expand on the very promising Turkmen market, Mr. Franco Fusignani put forward proposals to provide maintenance services and training by highly qualified personnel in order to support the modernization of the country’s agriculture.

Mr. Fusignani’s meeting with the President of Turkmenistan comes in the wake of the recent inauguration of the Agricultural Institute in the country’s northern city of Dashoguz, for which CNH provided equipment, training tools, trainers and technicians.

The new institute will offer advanced training in a modern classroom environment provided by CNH, equipped with computers for all students and interactive media boards. The company also supplied training aids for the agricultural mechanization courses, such as an electronic animated hydraulics schematic board, cut-away teaching engine, transmission, CNH’s precision land management simulator and rear axle modules and two remote combine operator rigs to train groups in a real operator working environment.

“At CNH we believe that training is essential to the success of modern agriculture. As equipment manufacturers, we are engaged in training initiatives throughout the country; we see it as our responsibility to enable farming operators to get the most of modern farming technologies and agricultural practices through a better understanding of the full possibilities offered by the technology available throughout the world today. Our involvement in the Agricultural Institute will further contribute to developing agricultural best practices in Turkmenistan, help develop the people who are the future of agriculture in the country, and strengthen our long-term cooperation and commitment in this regard,” commented Franco Fusignani.

Since his appointment in 2007, the President of Turkmenistan held several meetings with the CNH International CEO, based on the mutual respect and trust and their respective commitment. Talks were focused on the evolution of agricultural techniques, a key segment for the country’s economy, and increasing business opportunities. In this regard, through its collaboration program with Turkmenistan, in 2009, CNH delivered 300 Case IH Magnum tractors with 255 hp to the country.

CNH has a long history in Turkmenistan, supplying its two agricultural brands’ high-productivity equipment and after sales support since 1994, as well as providing expertise and training in best practices, technological innovations and technical skills.

[end]

CNH International Press Office:

e-mail: international.media@cnh.com

phone: +39 011 0086346

CNH

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

New Holland Construction Delivers Fleet of Heavy Equipment for

Niger State Road Building Program

TURIN, Italy - (June 22, 2010) - New Holland Construction officially handed over 75 heavy line machines for road building at a public ceremony held on 24 May 2010 in Minna, Niger State, in the Federal Republic of Nigeria.

At the ceremony, Dr Mu’azh Babangida Aliyu, Governor of Niger State, officially delivered the equipment to the local government council representatives in the presence of Senator Mohammed Sanusi Daggash, Federal Minister of Works, State and Federal authorities, Mr Roberto Colaminè, Italian Ambassador to Nigeria, Mr Giuseppe Santo, New Holland’s Business Director for the African markets, and Mr Lorenzo Santangelo, who provided New Holland with local support for this project.

The project for the acquisition of the New Holland equipment, financed by Unity Bank, is part of a statewide infrastructural development plan to support economic growth in rural areas. The fleet of New Holland equipment, which included W190B wheel loaders, D255 crawler dozers and F200 graders, was supplied by Zanasasi Limited, who was the general contractor awarded for this project. The machines will be distributed among the 25 local government councils to provide them with the necessary equipment to carry out the Niger State road building program; it is aimed at linking rural areas to urban centers, where the markets and product distribution hubs are located. After sales activities will be carried out through Scoa Trac, New Holland Construction’s distributor in Nigeria.

“This initiative results from the Company’s business strategy to support large-scale development projects in Africa, relying on New Holland Construction’s full line product offering together with the know-how, resources and technology of our global organization and the local after sales assistance we can offer to our customers and partners. We are very proud to be part of such an important project by providing a fleet of state-of-the-art road building equipment destined to contribute to the modernization of the country and to improve the quality of life of the rural population of Niger State,” commented Giuseppe Santo.

The event marked an important milestone in the economic development plan of Niger State, the biggest state in the Federal Republic of Nigeria, with a population of over 4 million and an annual per capita income estimated at around 1,500 dollars. The handover ceremony, celebrated in the presence of 1,500 attendees, was televised live on national television and relayed via satellite to channels in several African states.

Notes to the Editor:

W190B wheel loader: a 230hp medium size wheel loader with a top-of-the-range performance that stands out for its power, durability and stability.

Max power: 169 kW / 230 hp

Bucket capacity: 3.2 - 3.5 m3

Max operating weight: 17,600 kg

Breakout force: 17,500 daN

Wheelbase: 3,340 mm

Gauge: 2,230 mm

F200 grader: top-of-the-range, high performance grader that provides optimal traction on all ground conditions and superb grading precision for leveling jobs.

Net flywheel power: 149 kW / 203 hp

Operating weight: 17,250 kg

High clearance (622 mm), high strength welded steel construction front axle with 19° oscillation each way.

Rear axle ground clearance: 380 mm

Direct drive PowerShift transmission, modulated shift on-the-go with inching pedal.

One piece ‘Roll-away’ blade with replaceable end bits and cutting edges.

D255 crawler dozer: a powerful dozer that provides high productivity levels with its outstanding traction and pushing power, exceptional stability and controllability of the blade.

Operating weight: 26,000 kg

Net flywheel power: 177 kW / 240 hp

Full PowerShift transmission

Length of track on ground: 2,973 mm

Gauge: 2,070 mm

Track shoes width: 550 mm

New Holland Construction

With 13 product families and 90 base models, New Holland Construction, part of Fiat, is a world leader in the light earth moving machinery sector and also plays a key role in the heavy machinery segment. The brand also manufactures machines equipped for specific applications which respond to its customers’ individual needs in the fields of demolition and recycling. Its presence includes ten manufacturing sites throughout the world.

[end]

New Holland is a global, full-line construction equipment brand, with a network of 800 dealers and more than 2,100 outlets in 100 countries. The company brings together the strength and resources of its world-wide commercial, industrial and finance organisations. Thanks to the experience of its foundation heritage brands, New Holland can proudly point to quality products at the technological state of the art, fully compliant with safety standards and environmental regulations. More information can be found on line at www.newholland.com.

For more info and photos:

E-mail: international.ce.media@cnh.com

Tel: +39 011 0086346

Fax: +39 011 0086730